UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):
November 20, 2006

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(d) New Director

On October 13, 2006, The Dow Chemical Company ("the Company") filed a Form 8-K reporting that John B. Hess had been elected Director of the Company but as of that date had not been named to any Board committees. On November 20, 2006, the Board of Directors of the Company elected Mr. Hess as a member of the Compensation Committee of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 20, 2006   THE DOW CHEMICAL COMPANY

                              By: /s/ WILLIAM H. WEIDEMAN
                              Name: William H. Weideman
                              Title: Vice President and
                                     Controller